EXHIBIT 17


                               STEPHEN J. THOMPSON
                              54 DANBURY ROAD, #292
                              RIDGEFIELD, CT 06877



To:      SAC Board of Directors
Date:    3/10/98

Sent by E-mail and Certified

Gentlemen:

Effective immediately, I am formerly resigning from the Board of Directors of Safe Alternatives Corporation of America.

Since September 1997, when the Board of Directors was expanded, SAC has taken a direction, which differs, substantially from its founding philosophies and strategies. Although these new directions may prove to be successful in the future, I do not feel that my continued input will any longer influence the company's direction or benefit SAC's base of stockholders.

As a founder of Safe Alternatives Corporation of America, Inc., I will continue to support the company and provide any relevant expertise if requested.


Very truly yours,

/s/ Stephen J. Thompson

Stephen J. Thompson